McJunkin Red Man Corporation
2 Houston Center
909 Fannin, Suite 3100
Houston, Texas 77010
(877) 294-7574
July 7, 2011
Via Electronic Transmission
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jessica Dickerson

Re:	McJunkin Red Man Corporation Registration Statement on Form S-1 File No. 333-173037
Dear Ms. Dickerson:
          Pursuant to Rule 461 under the Securities Act of 1933, as amended, McJunkin Red Man Corporation (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 24, 2011 (as amended, the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 12:00 p.m. EST on July 11, 2011, or as soon thereafter as it is practicable.
          The Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, MCJUNKIN RED MAN CORPORATION
By:	/s/ Andrew R. Lane
	Name:	Andrew R. Lane
	Title:	Chairman, President and Chief Executive Officer